                              Securities and Exchange Commission

                              Washington, D. C.  20549


                              Form 11-K
                              Annual Report

                              Pursuant to Section 15(d) of the
                              Securities Exchange Act of 1934

                              For the fiscal year ended December 31, 1995

                              Commission File No. 1-10697


                              NON-QUALIFIED STOCK PURCHASE PLAN
                              OF COMMERCIAL INTERTECH CORP.


                              COMMERCIAL INTERTECH CORP.
                              1775 Logan Avenue
                              Youngstown, Ohio  44505

                                  Audited Financial Statements

                                  NON-QUALIFIED STOCK PURCHASE PLAN
                                  OF COMMERCIAL INTERTECH CORP.


                                  Years Ended December 31, 1995, 1994, and 1993

         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

                          Audited Financial Statements

                  Years Ended December 31, 1995, 1994, and 1993


                                    CONTENTS



REQUIRED INFORMATION

Report of Independent Auditors .............................................   1

Statements of Net Assets--December 31, 1995 and December 31, 1994 ..........   2

Statements of Changes in Net Assets--Years Ended December 31, 1995,
    1994, and 1993 .........................................................   3

Notes to Financial Statements ..............................................   4

EXHIBITS

Consent of Independent Auditors ............................................   8

                         Report of Independent Auditors


Administrative Committee
Non-Qualified Stock Purchase Plan
   of Commercial Intertech Corp.

We have audited the accompanying statements of net assets of the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. as of December 31, 1995 and 1994, and the related statements of changes in net assets for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. at December 31, 1995 and 1994, and the changes in its net assets for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The Fund Information in the statements of net assets and the statements of changes in net assets is presented for purposes of additional analysis rather than to present the net assets and changes in net assets of each fund. The Fund Information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                Ernst & Young LLP


Cleveland, Ohio
March 22, 1996

         Non-Qualified Stock Purchase Plan of Commerical Intetech Corp.

                            Statements of Net Assets


                                                      DECEMBER 31, 1995                      DECEMBER 31, 1994
                                             -----------------------------------  -------------------------------------
                                                              COMMERICAL                            COMMERICAL
                                                              INTERTECH                             INTERTECH
                                                              CORP.                                 CORP.
                                               MONEY          COMMON                  MONEY         COMMON
                                               MARKET         STOCK                   MARKET        STOCK
                                               FUND           FUND       TOTAL        FUND          FUND       TOTAL
                                             -------------------------------------------------------------------------
ASSETS
Cash                                                      $    375    $     375                 $   1,959    $   1,959
Company contributions receivable             $  1,259        1,828        3,087    $   6,412        7,655       14,067
Employee contributions receivable               2,517        3,707        6,224       14,014       19,046       33,060
Accrued interest receivable                       282                       282          900                       900
                                             -------------------------------------------------------------------------
                                                4,058        5,910        9,968       21,326       28,660       49,986

Investments:
   Money Market Fund                           61,920                    61,920      210,889                   210,889
   Commerical Intertech Corp. common stock                  56,351       56,351                   318,730      318,730
                                             -------------------------------------------------------------------------
                                               61,920       56,351      118,271      210,889      318,730      529,619
                                             -------------------------------------------------------------------------
                                               65,978       62,261      128,239      232,215      347,390      579,605
LIABILITIES
Distributions payable to participants         (65,978)     (61,915)    (127,893)    (232,215)    (337,709)    (569,924)
Payable to Company                                            (194)        (194)                   (9,503)      (9,503)
Federal withholdings payable                                  (152)        (152)                     (178)        (178)
                                             -------------------------------------------------------------------------
                                              (65,978)     (62,261)    (128,239)    (232,215)    (347,390)    (579,605)
                                             -------------------------------------------------------------------------

NET ASSETS                                   $      0    $       0    $       0    $       0    $       0    $       0
                                             =========================================================================


See notes to financial statements.

         Non-Qualified Stock Purchase Plan of Commerical Intetech Corp.

                       Statements of Changes in Net Assets


                                                                         FOR THE YEAR ENDED
                                           -----------------------------------------------------------------------------------------
                                                        DECEMBER 31, 1995                            DECEMBER 31, 1994
                                           --------------------------------------------- -------------------------------------------
                                                                COMMERICAL                                   COMMERICAL
                                                                INTERTECH                                    INTERTECH
                                                                CORP.                                        CORP.
                                                 MONEY          COMMON                         MONEY         COMMON
                                                 MARKET         STOCK                          MARKET        STOCK
                                                 FUND           FUND            TOTAL          FUND          FUND          TOTAL
                                           -----------------------------------------------------------------------------------------
Contributions:
   Company                                    $    21,295   $    22,084    $    43,379     $    71,552  $     90,754   $   162,306
   Employee                                        42,115        44,760         86,875         156,231       221,601       377,832
                                           -----------------------------------------------------------------------------------------
                                                   63,410        66,844        130,254         227,783       312,355       540,138
Net investment income:
   Interest and dividends                           2,568           843          3,411           4,432         4,449         8,881
   Other expenses                                                (2,496)        (2,496)                         (859)         (859)
                                           -----------------------------------------------------------------------------------------
                                                    2,568        (1,653)           915           4,432         3,590         8,022

Realized gain (loss) on distribution                             51,561         51,561                        (8,302)       (8,302)
Realized gain on sales of common stock                              951            951
Unrealized appreciation (depreciation) in
   aggregate current value of investments                       (28,002)       (28,002)                       35,141        35,141
Decrease (increase) in Company payable                            9,309          9,309                        (3,479)       (3,479)
Transfers (to) Company                                           (9,897)        (9,897)
                                           -----------------------------------------------------------------------------------------
Net assets available for distribution              65,978        89,113        155,091         232,215       339,305       571,520
Distribution to participants                       65,978        89,113        155,091         232,215       339,305       571,520
                                           -----------------------------------------------------------------------------------------
Net change in net assets                                0             0              0               0             0             0

Net assets at beginning of year                         0             0              0               0             0             0
                                           -----------------------------------------------------------------------------------------
NET ASSETS AT END OF YEAR                     $         0   $         0    $         0     $         0  $          0   $         0
                                           =========================================================================================


                                                     ------------------------------------------------
                                                                   DECEMBER 31, 1993
                                                     ------------------------------------------------
                                                                        COMMERICAL
                                                                         INTERTECH
                                                                           CORP.
                                                          MONEY           COMMON
                                                          MARKET           STOCK
                                                           FUND            FUND            TOTAL
                                                     ------------------------------------------------
Contributions:
   Company                                             $    58,805    $     78,688      $   137,493
   Employee                                                125,604         195,689          321,293
                                                     ------------------------------------------------
                                                           184,409         274,377          458,786
Net investment income:
   Interest and dividends                                    2,654           4,641            7,295
   Other expenses                                                           (2,186)          (2,186)
                                                     ------------------------------------------------
                                                             2,654           2,455            5,109

Realized gain (loss) on distribution                                        16,502           16,502
Realized gain on sales of common stock
Unrealized appreciation (depreciation) in
   aggregate current value of investments                                  (27,799)         (27,799)
Decrease (increase) in Company payable                                       3,861            3,861
Transfers (to) Company
                                                     ------------------------------------------------
Net assets available for distribution                      187,063         269,396          456,459
Distribution to participants                               187,063         269,396          456,459
                                                     ------------------------------------------------
Net change in net assets                                         0               0                0

Net assets at beginning of year                                  0               0                0
                                                     ------------------------------------------------
NET ASSETS AT END OF YEAR                              $         0    $          0      $         0
                                                     ================================================

See notes to financial statements.

         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

                          Notes to Financial Statements

                  Years Ended December 31, 1995, 1994, and 1993


A.     SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. (the "Plan") are maintained on the accrual basis.

VALUATION OF INVESTMENTS

Investments are stated at the closing sale price on the last business day of the year. Investments consist of common shares of Commercial Intertech Corp. (the "Company" or "CIC") and Money Market Fund shares. Generally, purchases of Company shares are made on the open market; however, purchases may also be made directly from the Company's treasury. Historical cost is computed based on average cost for purposes of computing unrealized appreciation (depreciation) in the aggregate current value of investments, realized gain (loss) on distribution, and realized gain (loss) on sales of common stock.

PLAN DISTRIBUTIONS

Distributions payable to participants represent the value of participants' accounts in the Money Market Fund; and the number of shares of stock allocated to participants' accounts times the year end market price per share for the Common Stock Fund. Realized gains/losses on distributions are calculated based on historical costs.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

B.     DESCRIPTION OF THE PLAN

The Plan provides investment opportunities for eligible employees, including the opportunity to acquire stock of the Company. Eligible employees include all employees of Commercial Intertech Corp. and its domestic subsidiaries with a base salary in excess of $150,000, as adjusted in accordance with Section 401(a)(17) of the Internal Revenue Code (prior to the January 1, 1995 amendment, eligible employees included all domestic employees with a base salary in excess of $45,000). Eligible employees also include employees, as designated by the Compensation Committee of the Board of Directors, of foreign subsidiaries of the Company. Participants may elect to contribute up to 15% of their eligible compensation. The Company will make a contribution to each participant's account equal to 50% of the participant's contributions, up to a maximum of 3% of the participant's eligible compensation.

Eligible compensation, for employees of the Company and its domestic subsidiaries, is defined as base wage or salary in excess of $150,000, as adjusted in accordance with Section 401(a)(17) of the Internal Revenue Code. For employees of foreign subsidiaries of the Company, eligible compensation consists of base wage or salary.

Participants may elect to contribute to either the Commercial Intertech Corp. Common Stock Fund or the Money Market Fund. Employee and Company contributions are allocated directly to each participant's account and vest immediately. Effective January 1, 1994, the Plan was amended such that for the Stock Fund, the monthly allocation of shares to a participant's account will be based on the proportion that the participant's contributions and employer contributions for that participant bears to such contributions of all participants who participate in the Commercial Intertech Common Stock Fund. Prior to January 1, 1994, Stock Fund contributions were converted to shares each month using the average daily stock price for that month. Investment income is allocated proportionally to each participant's account.

At the beginning of each Plan year, participants may change deduction percentages or investment funds, suspend contributions, or withdraw from the Plan.

Distributions are made after the end of each Plan year. Money Market Fund participants receive the full value of their accounts as of the Plan year end. Stock Fund distributions are made in whole shares of stock, while fractional shares less than one-half are forfeited and used as a credit toward future Company contributions. Distribution of a participant's account is required as soon as practical after the end of the month in which the participant terminates employment for any reason, including death, disability, retirement, discharge or otherwise.

         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

B.     DESCRIPTION OF THE PLAN--CONTINUED

In 1995, 7 employees participated in the Money Market Fund and 10 employees participated in the Common Stock Fund. In 1994, 59 employees participated in the Money Market Fund and 113 employees participated in the Common Stock Fund. In 1993, 56 employees participated in the Money Market Fund and 104 employees participated in the Common Stock Fund.

The Plan is administered by a five member committee appointed by the Compensation Committee of the Board of Directors of the Company. The Company has the sole right to appoint the Trustee, and to terminate the Plan at any time, subject to Plan provisions. Administrative expenses that are not paid by the Company, in its sole discretion, will be paid by the Plan.

The foregoing description of the Plan provides only general information. Additional information may be obtained from the Plan administrative committee.

C.     INCOME TAX STATUS

The Plan maintains its assets in a trust which is not a qualified trust under
Section 401(a) of the Internal Revenue Code. As such, the trust is a taxable trust under Subchapter J of the Internal Revenue Code and is taxable on undistributed earnings. Participants are taxed on matching Company contributions and earnings distributed by the trust.

Since the trust distributes all earnings for 1995, 1994, and 1993, it has no federal income tax liability for such years.

D.     TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan purchased shares of common stock of Commercial Intertech Corp. during the years ended December 31, 1995, 1994, and 1993. The Plan received dividends of $843, $4,449, and $4,641 on this stock during 1995, 1994, and 1993, respectively.

         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

E.     INVESTMENTS

                                                                                                   Distributions of Investments
                                                                                                      During the Year Ended
              Identity of Issue                                                                  -----------------------------------
              Borrower, Lessor                   Description of                       Current    Aggregate      Market    Realized
              or Similar Party                     Investment               Cost       Value       Cost         Value    Gain (Loss)
------------------------------------------------------------------------------------------------------------------------------------

DECEMBER 31, 1995
Commercial Intertech Common Stock Fund:
   *Commercial Intertech Corp.               **3,109 common shares
                                                 $18.125 per share      $  59,012    $  56,351   $ 313,345    $ 364,906  $ 51,561
Money Market Fund:
   Federated Investors Inc. trust
   for U.S. Treasury Obligations
                                             **61,920 shares               61,920       61,920     232,215      232,215         0
                                                                        ------------------------

                                                                        $ 120,932    $ 118,271
                                                                        ========================
DECEMBER 31, 1994
Commercial Intertech Common Stock Fund:
   *Commercial Intertech Corp.               **17,113 common shares
                                                 $18.625 per share      $ 293,389    $ 318,730   $ 277,906    $ 269,604  $ (8,302)
Money Market Fund:
   Federated Investors Inc. trust
   for U.S. Treasury Obligations
                                             **210,889 shares             210,889      210,889     187,063      187,063         0
                                                                        ------------------------

                                                                        $ 504,278    $ 529,619
                                                                        ========================

     *  Party-in-interest.

    ** Individual investment that comprises five percent or more of the Plan's assets. The fair value of the Plan's investment in Commercial Intertech Corp. common stock depreciated $28,002 in 1995, appreciated $35,141 in 1994 and depreciated $27,799 in 1993.

                                                                       EXHIBIT I




                         Consent of Independent Auditors



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-25795) pertaining to the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. and in the related Prospectus of our report dated March 22, 1996, with respect to the financial statements of the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. included in this Annual Report (Form 11-K) for the year ended December 31, 1995.



                                        Ernst & Young LLP




Cleveland, Ohio
March 22, 1996

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Date:  March 28, 1996                   Non-Qualified Stock Purchase Plan
                                        of Commercial Intertech Corp.




                                        By:  /s/ James M. Donchess
                                             ---------------------
                                             James M. Donchess
                                             Corporate Attorney, Benefits